Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. Intercepts 46.06 Grams of Gold (uncut) per Tonne
     Over 4.30 Metres True Width at Seabee Gold Mine

     <<
     Trading Symbols
     TSX - CRJ
     NYSE Amex - CGR
     >>

     SASKATOON, June 14 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR)
("Claude" or the "Company") today reported new exploration results from its ongoing underground drill program at the 100 percent owned and operated Seabee and Santoy 8 Gold Mines. Highlights from the drill programs include:

     <<
     -   46.06 grams of gold per tonne (uncut) over 4.30 metres true width
         (hole U10-631);
     -   15.90 grams of gold per tonne (uncut) over 6.30 metres true width
         (hole U10-629);
     -   39.27 grams of gold per tonne(uncut) over 2.10 metres true width
         (hole U10-632);
     -   30.63 grams of gold per tonne (uncut) over 2.00 metres true width
         (hole U10-627); and
     -   43.17 grams of gold per tonne (uncut) over 0.70 metres true width
         (hole U10-617).

     -------------------------------------------------------------------------
                           ZONE INTERSECTION
                -------------------------------------- GRADE            TRUE
                  NAME    FROM     TO   LENGTH  MIDPT   g/T     GRADE   WIDTH
     HOLE No.   (Target)   (m)     (m)    (m)    (m)  (uncut) g/T (cut)  (m)
     -------------------------------------------------------------------------
     U10-306        162   58.00   58.50   0.50   58.25  27.10    27.10   0.30
     -------------------------------------------------------------------------
     U10-308    unknown  121.70  128.30   6.60  125.00   4.73     4.73   5.70
     -------------------------------------------------------------------------
     U10-311        161   89.30   95.40   6.10   92.35   6.38     6.38   2.10
     -------------------------------------------------------------------------
     U10-312        161  123.60  127.30   3.70  125.45  12.94    12.94   2.10
     -------------------------------------------------------------------------
     U10-030         2b  162.80  165.50   2.70  164.15   4.30     4.30   1.10
     -------------------------------------------------------------------------
     U10-033         2c  112.50  115.90   3.40  114.20   6.19     6.19   1.40
     -------------------------------------------------------------------------
     U10-623         2b  166.60  167.30   0.70  166.95   4.03     4.03   0.30
     -------------------------------------------------------------------------
     U10-623         2c  206.60  211.50   4.90  209.05   6.08     6.08   1.90
     -------------------------------------------------------------------------
     U10-624         2b  178.50  187.00   8.50  182.75  12.83     9.39   3.40
     -------------------------------------------------------------------------
     U10-624         2c  235.40  240.90   5.50  238.15   6.40     6.40   2.10
     -------------------------------------------------------------------------
     U10-625         2b  214.00  215.60   1.60  214.80   4.20     4.20   0.60
     -------------------------------------------------------------------------
     U10-625         2c  270.00  274.30   4.30  272.15  15.47    13.11   1.60
     -------------------------------------------------------------------------
     U10-627         2c  170.20  174.20   4.00  172.20  30.63    23.39   2.00
     -------------------------------------------------------------------------
     U10-617         2b  158.80  160.30   1.50  159.55  43.17    42.17   0.70
     -------------------------------------------------------------------------
     U10-620         2b  210.70  215.30   4.60  213.00  14.15    11.78   1.50
     -------------------------------------------------------------------------
     U10-621         2b  182.80  185.70   2.90  184.25   4.78     4.78   1.20
     -------------------------------------------------------------------------
     U10-622         2b  182.00  188.20   6.20  185.10  21.11     7.44   2.40
     -------------------------------------------------------------------------
     U10-629         2c  221.00  234.50  13.50  227.80  15.90     9.89   6.30
     -------------------------------------------------------------------------
     U10-630         2b  133.10  138.60   5.50  135.90  12.66    11.45   2.70
     -------------------------------------------------------------------------
     U10-631         2b  157.40  167.20   9.80  162.30  46.06    17.96   4.30
     -------------------------------------------------------------------------
     U10-632         2b  169.60  175.00   5.40  172.30  39.27    24.14   2.10
     -------------------------------------------------------------------------
     U10-633        2bs  152.60  153.70   1.10  153.20   4.27     4.27   0.40
     -------------------------------------------------------------------------

     Santoy 8

     -------------------------------------------------------------------------
     SUG-10-001      8a  160.60  164.90   4.30  162.80  11.23    11.23   3.75
     -------------------------------------------------------------------------
     SUG-10-001      8b  177.00  179.50   2.50  178.30   7.70     7.70   2.20
     -------------------------------------------------------------------------
     SUG-10-003      8a  145.60  150.00   4.40  147.80   5.52     5.52   4.16
     -------------------------------------------------------------------------
     SUG-10-005      8a  125.30  129.00   3.70  127.20  15.06    15.06   3.58
     -------------------------------------------------------------------------
     >>

     Speaking today in Saskatoon, Philip Ng, Vice President, Mining Operations
stated, "We are very pleased with our exploration team's continued ability to identify high grade ore at depth with significant true widths. These successes are translating into better head grade being delivered to the central Seabee
Gold Mill."

     Santoy 8 Update

     Earlier in June, ore development commenced at the Santoy 8 gold deposit.
Mining is being conducted via a ramp and is currently accessing ore at 30 metre and 50 metre Levels below surface. The Santoy 8 gold deposit is expected to positively impact the Company's production profile and unit costs structure.

     Production Update

     During April and May of 2010, the production and head grade from the
Seabee Gold Mine produced 8,489 ounces at an average head grade of 8.48 grams of gold per tonne. From June 14 to June 24, 2010 the Seabee Gold Mill will be conducting its planned maintenance program while production continues from its underground operations. Management maintains its production forecast of between 46,000 to 50,000 ounces of gold in 2010.
     In 2010, Claude will continue producing from the Seabee Gold Mine and expects to move Santoy 8 towards commercial production later this year. For the full year 2010, approximately 50,000 metres of surface and underground diamond drilling is planned at the Seabee Gold Mine and surrounding satellite deposits.
     Please visit www.clauderesources.com for longitudinal and regional maps of the Seabee Gold Project.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 900,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern
Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

     Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Minimum sampling length was 0.3 metres while the maximum was 1.0 metre. 200 gram samples were pulverized until greater than 80 percent passes through 150 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). A top cut of 50 grams per tonne was used to determine cut grades. Composite grades were calculated within distinct geological domains utilizing a cut-off grade of 3.0
g/tonne. Philip Ng, P.Eng, Vice President, Mining Operations and Brian
Skanderbeg, P.Geo., Vice President, Exploration, Qualified Persons, have reviewed the contents of this news release for accuracy.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     Cautionary note to US investors concerning resource estimates

     The resource estimates in this document were prepared in accordance with
National Instrument 43-101, adopted by the Canadian Securities Administrators.
The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the
"SEC"). In this document, we use the terms "measured," "indicated" and
"inferred" resources. Although these terms are recognized and required in
Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves." Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that
"inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

     %SEDAR: 00000498E %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505; or Philip Ng, P.Eng, Vice President, Mining Operations, Phone: (306)
668-7505; Email: ir(at)clauderesources.com; Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 09:00e 14-JUN-10